Exhibit 99.1

PRESS RELEASE
August 13, 2026 at 4:00 p.m. ET

Grandstand Reports Second Quarter Results and Reiterates 2026 Full-Year Guidance

2026 Second Quarter and Recent Highlights
•Revenue of $37.8 million in line with expectations
•Net loss of $4.6 million and Adjusted net income of $2.5 million
•Adjusted EBITDA of $7.7 million in line with expectations
•Operating cash flow of $1.8 million inclusive of $7.6 million in Odds Holdings deferred consideration payments
•Adjusted free cash flow of $9.6 million
•May 2026 restructuring supports expanded margins in second half of the year
•2026 full year guidance: Revenue of $165 to $170 million and Adjusted EBITDA of $45 to $50 million
•Rebrand to Grandstand
•Launch of Rollcard marks consumer Fintech entry
CHARLOTTE – August 13, 2026 – Grandstand Limited (Nasdaq: GRSD) (formerly known as Gambling.com Group Limited) (the “Company”), the intelligence layer powering informed decisions for consumers and partners across sports, gaming and entertainment, today reported financial results for the second quarter ended June 30, 2026. The Company also reiterated its 2026 full-year guidance.

Kevin McCrystle, Chief Executive Officer and Co-Founder of Grandstand Limited, commented, "Second quarter revenue of $37.8 million and Adjusted EBITDA of $7.7 million were in line with our expectations. Sports data services revenue rose 12% year-over-year, with our B2B OpticOdds solution growing at a significantly higher rate. Enterprise revenue accounted for a majority of sports data revenue in the second quarter and will continue to be a primary driver of top-line growth for our business. Within our marketing business, non-SEO revenue accounts for two-thirds of revenue, and this diversification gives us increasing visibility for a return to full-year marketing revenue growth next year. Importantly, we generated nearly $10 million in Adjusted free cash flow in the second quarter illustrating the health of our business.

“Our business is significantly more diversified than at any other time in our 20-year history and Grandstand today is established as the intelligence layer at the heart of the sports and gaming ecosystem. This is exemplified by the recent launch of Rollcard, which provides us with another product to directly engage with consumers, further deepening our relationship with our audience. Our AI transformation, consistent strong enterprise data growth, audience engagement initiatives, and diversified marketing business position Grandstand to return to top-line growth and increase cash flow in the second half of 2026 and into next year.”

Elias Mark, Chief Financial Officer of Grandstand Limited, added, “Our operating results in the second half of 2026 will benefit from fixed cost savings related to the restructuring announced in May and the seasonally stronger sports calendar. As a result, and as reflected in our reiterated full-year guidance, we expect to drive quarterly sequential revenue growth and significantly improved Adjusted EBITDA with expanded margins in the second half of the year. We expect the higher Adjusted EBITDA and free cash flow in the second half of the year will carry forward into 2027.”

Financial Highlights Three Months Ended June 30, 2026 vs. Three Months Ended June 30, 2025
(USD in thousands, except per share data, unaudited)

	Three Months Ended June 30,		Change
	2026	2025	%
Revenue	37,764	39,594	(5)%
Net loss for the period attributable to shareholders	(4,626)	(13,415)	(66)%
Net loss per share attributable to shareholders, diluted	(0.13)	(0.38)	(66)%
Net loss margin	(12)%	(34)%
Adjusted net income for the period attributable to shareholders (1)	2,534	13,369	(81)%
Adjusted net income per share attributable to shareholders, diluted (1)	0.05	0.37	(86)%
Adjusted EBITDA (1)	7,654	13,678	(44)%
Adjusted EBITDA Margin (1)	20%	35%
Cash flows generated by operating activities	1,788	9,356	(81)%
Adjusted Free Cash Flow (1)	9,641	8,166	18%
__________
(1) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Three Months Ended June 30, 2026 Results Compared to Three Months Ended June 30, 2025

Revenue of $37.8 million decreased by 5% year-over-year as growth in data revenue was offset by lower marketing revenue. Revenue from data services grew 12% year-over-year to $11.2 million, driven by strong growth in enterprise data services, which represented a majority of data revenue. Revenue from marketing services decreased 10% year-over-year to $26.5 million, as lower revenue from organic search channels was partially offset by strong revenue growth from partner and paid channels. Total recurring revenue, including subscription revenue and revenue share arrangements was approximately 50% of total revenue.

Gross profit decreased 14% year-over-year to $31.8 million. Cost of sales increased 119% year-over-year to $5.9 million, primarily reflecting costs associated with the Company’s strategy to diversify traffic sources in the marketing business.

Operating expenses of $29.8 million excluding restructuring costs of $3.2 million, in the current period, were in line with the prior year-period when excluding fair value movements, as lower people costs were offset by higher external marketing and technology expenses.

Net loss attributable to shareholders was $4.6 million, or $0.13 per share, compared to net loss attributable to shareholders of $13.4 million, or $0.38 per share, in the year-ago period. Adjusted net income was $2.5 million, or $0.05 per share, compared to adjusted net income of $13.4 million, or $0.37 per share, in the year-ago period reflecting lower Adjusted EBITDA and higher interest expenses in the current period and the benefit of $4.4 million in finance income related to foreign exchange movements in the year-ago period.

Adjusted EBITDA was $7.7 million and Adjusted EBITDA margin was 20% compared to Adjusted EBITDA of $13.7 million and an Adjusted EBITDA margin of 35% in the prior-year period. The Adjusted EBITDA margin for the second quarter of 2026 reflects the impact of higher cost of sales and marketing expenses related to traffic diversification strategies.

Cash flow from operations was $1.8 million compared to cash flow from operations of $9.4 million in the year-ago period and included deferred consideration payments of $7.6 million, transaction bonus payments of $0.4 million, and restructuring costs of $1.1 million. Adjusted free cash flow was $9.6 million compared to $8.2 million in the year-ago period, reflecting positive working capital movements from timing differences in the second quarter of 2026.

As of June 30, 2026, the Company had total cash of $8.8 million and had borrowings of $122.3 million under the Wells Fargo Credit Facility. During the second quarter, the Company drew $8.0 million on the credit facility revolver and pre-paid deferred consideration of $10.4 million in relation to the Odds Holdings Acquisition. The Company repaid $2.8 million on its outstanding term loan during the second quarter and settled $2.9 million of interest expense.

The Company did not repurchase any shares in the second quarter and continues to have $14.4 million remaining under the current share buyback authorization.
2026 Outlook

The Company reiterated its expectations for 2026 full-year revenue of $165 to $170 million and Adjusted EBITDA of $45 to $50 million. The guidance assumes:

•Year-over-year revenue growth driven by data services with enterprise sports data services continuing to see the fastest growth.
•Quarterly sequential revenue and Adjusted EBITDA growth in the second half of the year.
•The full year implied Adjusted EBITDA margin reflects the impact of the mix shift in marketing revenue partially offset by fixed cost savings of approximately $6.5 million in the second half of the year from the restructure announced in May.
•Initial Rollcard revenue and expenses for the last five months of the year.
•An average Euro to USD exchange rate of 1.16 for the year.
Financial Highlights Six Months Ended June 30, 2026 vs. Six Months Ended June 30, 2025
(USD in thousands, except per share data, unaudited)

	Six Months Ended June 30,		Change
	2026	2025	%
Revenue	78,204	80,229	(3)%
Net loss for the period attributable to shareholders	(5,801)	(2,181)	166%
Net loss per share attributable to shareholders, diluted	(0.16)	(0.06)	167%
Net loss margin	(7)%	(3)%
Adjusted net income for the period attributable to shareholders (1)	6,291	29,857	(79)%
Adjusted net income per share attributable to shareholders, diluted (1)	0.13	0.82	(84)%
Adjusted EBITDA (1)	16,655	29,542	(44)%
Adjusted EBITDA Margin (1)	21%	37%
Cash flows generated by operating activities	2,702	18,140	(85)%
Adjusted Free Cash Flow (1)	13,521	19,135	(29)%
__________
(1) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Conference Call Details

Date/Time:	Thursday, August 13, 2026, at 4:30 p.m. ET
Webcast:	https://www.webcast-eqs.com/grandstandq2_26
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	1 201-389-0918

To access, please dial in approximately 10 minutes before the start of the call. An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at grandstand.com/investors. Information contained on the Company’s website is not incorporated into this press release.

###

For further information, please contact:

Investors: Peter McGough, Grandstand, investors@grandstand.com
Richard Land, Alliance Advisors, grandstandir@allianceadvisors.com

Media: Christine Doh, Grandstand; media@grandstand.com

About Grandstand Limited

Founded in 2006, Grandstand (Nasdaq: GRSD) is the intelligence layer powering informed decisions for consumers and partners across sports, gaming and entertainment. Grandstand’s brands include OddsJam, OpticOdds, RotoWire, Gambling.com, Casinos.com and Rollcard. Its partner solutions span sports data, advertising, audience monetization, entertainment and tickets and fintech.
Use of Non-IFRS Measures

This press release contains certain non-IFRS financial measures, such as Adjusted Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Adjusted Free Cash Flow and related ratios. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to the continued growth in our sports data services business, including OpticOdds, and the size of the sports data services market, the continued growth in our enterprise revenue, our expected quarterly sequential revenue growth and higher Adjusted EBITDA with expanded margins, the expected cost savings and other benefits from the restructuring announced in May 2026, our ability to generate substantial adjusted free cash flow, whether the marketing business will grow, the successful launch and growth of Rollcard, the continued benefits of AI transformation in our business, the success of our audience engagement initiatives, the continued diversification of traffic sources and our marketing business, our ability to develop innovative new products, and our 2026 outlook, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in our annual report filed on Form 20-F for the year ended December 31, 2025 with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2026, and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated Statements of Comprehensive (Loss) Income (Unaudited)
(USD in thousands, except per share amounts)

The following table details the consolidated statements of comprehensive (loss) income for the three and six months ended June 30, 2026 and 2025 in the Company's reporting currency and constant currency.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2026	2025	%	%	2026	2025	%	%
Revenue	37,764	39,594	(5)%	(6)%	78,204	80,229	(3)%	(9)%
Cost of sales	(5,934)	(2,713)	119%	115%	(12,022)	(4,959)	142%	127%
Gross profit	31,830	36,881	(14)%	(15)%	66,182	75,270	(12)%	(18)%
Sales and marketing expenses	(16,140)	(15,386)	5%	3%	(32,330)	(30,085)	7%	1%
Technology expenses	(7,914)	(6,141)	29%	26%	(14,572)	(11,864)	23%	15%
General and administrative expenses	(9,015)	(8,422)	7%	5%	(17,171)	(16,031)	7%	—%
Movements in credit losses allowance and write-offs	68	(142)	(148)%	(147)%	(14)	(471)	(97)%	(97)%
Fair value movement on contingent consideration	—	(21,159)	(100)%	(100)%	—	(21,632)	(100)%	(100)%
Operating (loss) profit	(1,171)	(14,369)	(92)%	(92)%	2,095	(4,813)	(144)%	(141)%
Finance income	835	4,430	(81)%	(82)%	1,273	8,324	(85)%	(86)%
Finance expenses	(3,955)	(2,318)	71%	67%	(7,607)	(4,819)	58%	48%
Loss before tax	(4,291)	(12,257)	(65)%	(66)%	(4,239)	(1,308)	224%	203%
Income tax charge	(335)	(1,158)	(71)%	(72)%	(1,562)	(873)	79%	67%
Net loss for the period attributable to shareholders	(4,626)	(13,415)	(66)%	(66)%	(5,801)	(2,181)	166%	149%
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign currencies	(325)	4,004	(108)%	(108)%	(1,568)	5,413	(129)%	(127)%
Cash flow hedge - effective portion of changes in fair value	632	(3,050)	(121)%	(120)%	2,339	(3,050)	(177)%	(172)%
Cash flow hedges - reclassified to profit or loss	(198)	2,313	(109)%	(108)%	(1,902)	2,313	(182)%	(177)%
Related tax	(54)	92	(159)%	(157)%	(54)	92	(159)%	(155)%
Other comprehensive income (loss) for the period, net of tax	55	3,359	(98)%	(98)%	(1,185)	4,768	(125)%	(123)%
Total comprehensive (loss) income for the period attributable to the shareholders	(4,571)	(10,056)	(55)%	(55)%	(6,986)	2,587	(370)%	(353)%

Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	JUNE 30, 2026	DECEMBER 31, 2025
ASSETS
Non-current assets
Property and equipment	2,075	2,216
Right-of-use assets	3,551	4,207
Intangible assets	239,257	245,681
Derivative financial instrument	333	—
Other non-current assets	510	360
Deferred tax asset	4,877	4,906
Total non-current assets	250,603	257,370
Current assets
Current tax asset	1,987	—
Trade and other receivables	23,024	26,487
Cash and cash equivalents	8,809	15,814
Total current assets	33,820	42,301
Total assets	284,423	299,671
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	94,536	90,763
Treasury shares	(35,576)	(35,576)
Share-based compensation reserve	15,351	15,450
Foreign exchange translation deficit	(6,793)	(5,225)
Hedging reserve	519	136
Retained earnings	36,606	42,407
Total equity	104,643	107,955
Non-current liabilities
Lease liability	2,962	3,582
Deferred consideration	—	34,929
Deferred tax liability	7,547	6,222
Contingent consideration	126	126
Borrowings	112,213	108,623
Derivative financial instrument	—	2,075
Other payables	—	1,120
Total non-current liabilities	122,848	156,677
Current liabilities
Trade and other payables	14,641	13,477
Deferred income	4,279	5,100
Deferred consideration	26,479	4,924
Borrowings and accrued interest	10,112	10,013
Lease liability	1,164	1,205
Income tax payable	257	320
Total current liabilities	56,932	35,039
Total liabilities	179,780	191,716
Total equity and liabilities	284,423	299,671

Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Cash flow from operating activities
Loss before tax	(4,291)	(12,257)	(4,239)	(1,308)
Income tax paid	(834)	(5,533)	(2,474)	(8,001)
Payment of transaction bonus	(448)	—	(2,813)	—
Payment of deferred consideration in relation to business combination	(7,611)	—	(9,784)	—
Adjustments for non-cash items:
Depreciation and amortization	3,336	3,373	7,152	7,149
Net finance expense (income)	2,990	(2,171)	6,070	(3,666)
Movements in credit loss allowance and write-offs	(68)	142	14	471
Fair value movement on contingent consideration	—	21,159	—	21,632
Share-based payment expense	1,884	2,222	3,447	3,631
Cash flows (used in) from operating activities before changes in working capital	(5,042)	6,935	(2,627)	19,908
Changes in working capital
Trade and other receivables	5,451	1,688	3,165	1,802
Trade and other payables	1,379	733	2,164	(3,570)
Cash flows generated by operating activities	1,788	9,356	2,702	18,140
Cash flows from investing activities
Acquisition of property and equipment	(140)	(226)	(226)	(537)
Acquisition of intangible assets	(97)	—	(97)	—
Capitalization of development costs	(1,176)	(964)	(2,489)	(1,791)
Acquisition of subsidiaries, net of cash acquired	—	—	—	(63,632)
Increase in other non-current assets	(150)	—	(150)	—
Interest received from bank deposits	21	50	35	87
Payment of deferred consideration in relation to business combinations	(2,583)	(10,503)	(4,262)	(10,803)
Cash flows used in investing activities	(4,125)	(11,643)	(7,189)	(76,676)
Cash flows from financing activities
Exercise of options	—	—	—	588
Issue of ordinary shares in relation to employee stock purchase plan	183	—	183	—
Proceeds from borrowings	8,000	—	8,000	94,500
Transaction costs related to borrowings	—	(349)	—	(6,005)
Repayment of borrowings	(2,812)	—	(5,625)	(23,381)
Principal proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	2,812	2,813	5,625	2,813
Interest proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	1,002	1,298	2,044	1,298
Principal payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	(2,823)	(2,901)	(5,663)	(2,901)
Interest payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	(738)	(883)	(1,506)	(883)
Interest payment attributable to third party borrowings	(2,153)	(145)	(4,251)	(1,875)
Interest payment attributable to deferred consideration settled in relation to business combinations	(241)	(675)	(241)	(675)
Principal paid on lease liability	(272)	(250)	(632)	(463)
Interest paid on lease liability	(75)	(79)	(156)	(152)
Cash flows generated from (used in) financing activities	2,883	(1,171)	(2,222)	62,864
Net movement in cash and cash equivalents	546	(3,458)	(6,709)	4,328
Cash and cash equivalents at the beginning of the period	8,412	21,498	15,814	13,729
Net foreign exchange differences on cash and cash equivalents	(149)	627	(296)	610
Cash and cash equivalents at the end of the period	8,809	18,667	8,809	18,667
Supplemental non-cash
Right-of-use assets	—	509	—	509
Issue of ordinary shares for acquisitions	—	—	—	9,971
Issue of ordinary shares in relation to employee stock purchase plan	32	—	32	—

Earnings Per Share

Below is a reconciliation of basic and diluted earnings per share as presented in the Consolidated Statement of Comprehensive Income for the period specified, stated in USD thousands, except per share amounts (unaudited):

	Three Months Ended June 30,		Reporting Currency Change	Constant Currency Change	Six Months Ended June 30,		Reporting Currency Change	Constant Currency Change
	2026	2025	%	%	2026	2025	%	%
Net loss for the period attributable to shareholders	(4,626)	(13,415)	(66)%	(66)%	(5,801)	(2,181)	166%	149%
Weighted-average number of ordinary shares, basic	35,502,315	35,679,467			35,344,863	35,627,074
Net loss per share attributable to shareholders, basic	(0.13)	(0.38)	(66)%	(66)%	(0.16)	(0.06)	167%	143%

Net loss for the period attributable to shareholders	(4,626)	(13,415)	(66)%	(66)%	(5,801)	(2,181)	166%	149%
Weighted-average number of ordinary shares, diluted	35,502,315	35,679,467			35,344,863	36,244,021
Net loss per share attributable to shareholders, diluted	(0.13)	(0.38)	(66)%	(66)%	(0.16)	(0.06)	167%	167%

Disaggregated Revenue

Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

Marketing

Performance marketing. Performance marketing revenue consists of (i) Cost Per Acquisition (“CPA”) revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players and (iv) ticketing revenue from fees and commissions from ticket reservations for recreational and leisure events.

Within performance marketing arrangements, the Company considers each referred player and each ticket reservation to represent a separate performance obligation.

The performance obligation of referral arrangements is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.

CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Fees generated by each customer during a particular month are typically paid to us within 30-45 days after the invoice date.

The Company acts as an agent in ticketing arrangements as it does not control the underlying event. The revenue is recognized on a net basis, calculated as the proceeds collected from a customer less the cost of the ticket sold. Ticketing revenue is recognized at a point in time when the sale is made as the Company’s performance obligation is to facilitate and process the transaction and issue the ticket.

Advertising and other. Advertising, media and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees. Revenue is recognized on a straight-line basis over the term of the contract.

Data

Subscription. Data revenue consists of consumer and enterprise subscription revenue from data, data analytics and data syndication services. For subscription revenue, the Company considers each subscription to be a separate performance obligation. The Company satisfies its performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. The Company records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2026	2025	Change	2026	2025	2026	2025	Change	2026	2025
Marketing	26,537	29,575	(10)%	70%	75%	55,743	60,311	(8)%	71%	75%
Data	11,227	10,019	12%	30%	25%	22,461	19,918	13%	29%	25%
Total revenues	37,764	39,594	(5)%	100%	100%	78,204	80,229	(3)%	100%	100%

The Company presents revenue as disaggregated by market based on the location of end user as follows:

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2026	2025	Change	2026	2025	2026	2025	Change	2026	2025
North America	26,324	19,111	38%	70%	48%	52,848	40,099	32%	68%	50%
U.K. and Ireland	6,413	11,057	(42)%	17%	28%	14,190	22,140	(36)%	18%	28%
Other Europe	3,577	6,638	(46)%	9%	17%	7,914	12,576	(37)%	10%	16%
Rest of the world	1,450	2,788	(48)%	4%	7%	3,252	5,414	(40)%	4%	6%
Total revenues	37,764	39,594	(5)%	100%	100%	78,204	80,229	(3)%	100%	100%

The Company presents disaggregated revenue by monetization type as follows:

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2026	2025	Change	2026	2025	2026	2025	Change	2026	2025
Performance marketing	23,185	24,948	(7)%	61%	63%	48,654	50,679	(4)%	62%	63%
Subscription	11,227	10,019	12%	30%	25%	22,461	19,918	13%	29%	25%
Advertising & other	3,352	4,627	(28)%	9%	12%	7,089	9,632	(26)%	9%	12%
Total revenues	37,764	39,594	(5)%	100%	100%	78,204	80,229	(3)%	100%	100%

The Company also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2026	2025	Change	2026	2025	2026	2025	Change	2026	2025
Casino	18,434	23,737	(22)%	49%	60%	39,991	48,313	(17)%	51%	60%
Sports	17,707	15,139	17%	47%	38%	34,865	30,640	14%	45%	38%
Other	1,623	718	126%	4%	2%	3,348	1,276	162%	4%	2%
Total revenues	37,764	39,594	(5)%	100%	100%	78,204	80,229	(3)%	100%	100%

Presentation of revenue by product type was adjusted to consistently reflect changes in revenue classification. It resulted in a reclassification from Other to Sports of $528 for the six months ended June 30, 2026.

Supplemental Information

Rounding

We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Non-IFRS Financial Measures
Management uses both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to shareholders adjusted to exclude the effect of non-recurring items, significant non-cash items, unwinding of deferred consideration, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, share-based payment and related expense, acquisition related costs, amortization expenses related to acquired businesses and assets, restructuring costs and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses.

Adjusted net income per diluted share is a non-IFRS financial measure defined as Adjusted net income attributable to shareholders divided by the diluted weighted average number of ordinary shares outstanding.

We believe Adjusted net income and Adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove gain on early settlement of deferred consideration, the unwinding of deferred consideration, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, share-based payment and related expense, restructuring costs and other expenses associated with our restructuring, acquisition related costs, amortization expenses related to acquired businesses and assets, and all other items associated with our acquisitions, during the limited period where these items are incurred. The unwinding of deferred consideration for the three months ended June 30, 2026 is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the OddsJam Acquisition during the three months ended June 30, 2026.

While we use Adjusted net income and Adjusted net income per share as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted net income and Adjusted net income per share are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted net income and Adjusted net income per share is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted net income and Adjusted net income per share as compared to IFRS results are that Adjusted net income and Adjusted net income per share as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted net income and Adjusted net income per share may exclude financial information that some investors may consider important in evaluating our performance.

The following tables reconcile Adjusted net income and Adjusted net income per share, diluted from net income for the period attributable to the shareholders and net income per share attributed to shareholders, diluted as presented in the Consolidated Statements of Comprehensive (Loss) Income and for the periods specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2026	2025	%	%	2026	2025	%	%
	(USD in thousands)				(USD in thousands)
Revenue	37,764	39,594	(5)%	(6)%	78,204	80,229	(3)%	(9)%
Net loss for the period attributable to shareholders	(4,626)	(13,415)	(66)%	(66)%	(5,801)	(2,181)	166%	149%
Net loss margin	(12)%	(34)%			(7)%	(3)%

Net loss for the period attributable to shareholders	(4,626)	(13,415)	(66)%	(66)%	(5,801)	(2,181)	166%	149%
Gain on early settlement of deferred consideration (1)	(326)	—	(100)%	(100)%	(326)	—	(100)%	(100)%
Fair value movement on contingent consideration (1)	—	21,159	(100)%	(100)%	—	21,632	(100)%	(100)%
Unwinding of deferred consideration (1)	556	—	100%	100%	1,239	211	487%	448%
Employees' bonuses related to acquisition(1)	382	590	(35)%	(36)%	662	590	12%	5%
Deferred revenue fair value adjustment (1)	—	325	(100)%	(100)%	—	650	(100)%	(100)%
Share-based payment and related expense (2)	1,884	2,222	(15)%	(17)%	3,447	3,631	(5)%	(11)%
Acquisition related costs (1)	—	378	(100)%	(100)%	—	703	(100)%	(100)%
Amortization expense related to acquired businesses and assets (2)	2,177	2,238	(3)%	(5)%	4,755	5,038	(6)%	(12)%
Restructuring costs (2)	3,223	—	100%	100%	3,299	—	100%	100%
Tax effect of the adjusting items (2)	(736)	(128)	475%	462%	(984)	(417)	136%	121%
Adjusted net income for the period attributable to shareholders	2,534	13,369	(81)%	(81)%	6,291	29,857	(79)%	(80)%
__________

(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration, gain on early settlement of deferred consideration, deferred income fair value adjustment related to acquisition and acquisition related costs.
(2) Tax effect of adjusting items is computed based on costs and certain amortization charges related to acquired businesses and assets using the effective tax rate for each period.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2026	2025	%	%	2026	2025	%	%
Net loss per share attributable to shareholders, basic	(0.13)	(0.38)	(66)%	(66)%	(0.16)	(0.06)	167%	143%
Effect of gain on early settlement of deferred consideration	(0.01)	0.00	100%	100%	(0.01)	0.00	(100)%	(100)%
Effect of adjustments for fair value movements on contingent consideration, basic	0.00	0.59	(100)%	(100)%	0.00	0.61	(100)%	(100)%
Effect of adjustments for unwinding of deferred consideration, basic	0.02	0.00	100%	100%	0.04	0.01	300%	300%
Effect of adjustments for employees' bonuses related to acquisition, basic	0.01	0.02	(50)%	(50)%	0.02	0.02	—%	—%
Effect of adjustments for deferred revenue fair value adjustment, basic	0.00	0.01	(100)%	(100)%	0.00	0.02	(100)%	(100)%
Effect of adjustments for share-based payment and related expense, basic	0.05	0.06	(17)%	(17)%	0.10	0.10	—%	(9)%
Effect of adjustments for acquisition related costs, basic	0.00	0.01	(100)%	(100)%	0.00	0.02	(100)%	(100)%
Effect of adjustments for amortization expense related to acquired businesses and assets, basic	0.06	0.06	—%	—%	0.13	0.13	—%	(13)%
Effect of adjustments for restructuring costs, basic	0.09	0.00	100%	100%	0.09	0.00	100%	100%
Effect of tax adjustments, basic	(0.02)	0.00	100%	100%	(0.03)	(0.01)	200%	200%
Adjusted net income per share attributable to shareholders, basic	0.07	0.37	(81)%	(82)%	0.18	0.84	(79)%	(80)%
Net loss per share attributable to ordinary shareholders, diluted	(0.13)	(0.38)	(66)%	(66)%	(0.16)	(0.06)	167%	167%
Adjusted net income per share attributable to shareholders, diluted (1)	0.05	0.37	(86)%	(87)%	0.13	0.82	(84)%	(85)%
(1) Adjusted Net Income attributable to shareholders per diluted share is calculated using the diluted weighted-average number of ordinary shares of 35,502,315 and 35,344,863, respectively, for the three and six months ended June 30, 2026 and 35,679,467 and 36,244,021, respectively, for the three and six months ended June 30, 2025. The effect of share options and contingently issuable ordinary shares related to business combinations and unvested ordinary shares were excluded from the calculation of net loss attributable to shareholders per diluted share as their effect would have been anti-dilutive for the three months ended June 30, 2026 and June 30, 2025 and the six months ended June 30, 2026.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, restructuring costs, foreign exchange gains (losses), fair value movement on contingent consideration, gain on early settlement of deferred consideration, unwinding of deferred consideration and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA and Adjusted EBITDA from net (loss) income attributable to shareholders for the period as presented in the Consolidated Statements of Comprehensive (Loss) Income for the period specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2026	2025	%	%	2026	2025	%	%
	(USD in thousands)				(USD in thousands)
Net loss for the period attributable to shareholders	(4,626)	(13,415)	(66)%	(66)%	(5,801)	(2,181)	166%	149%
Add back (deduct):
Interest expenses on borrowings and lease liability	2,606	1,763	48%	45%	5,155	3,841	34%	26%
Interest income	(32)	(54)	(41)%	(42)%	(46)	(90)	(50)%	(52)%
Income tax charge	335	1,158	(71)%	(72)%	1,562	873	79%	67%
Depreciation expense	174	157	11%	9%	347	283	23%	15%
Amortization expense	3,162	3,216	(2)%	(4)%	6,805	6,866	(1)%	(7)%
EBITDA	1,619	(7,175)	(123)%	(122)%	8,022	9,592	(16)%	(22)%
Share-based payment and related expense	1,884	2,222	(15)%	(17)%	3,447	3,631	(5)%	(11)%
Fair value movement on contingent consideration	—	21,159	(100)%	(100)%	—	21,632	(100)%	(100)%
Gain on early settlement of deferred consideration	(326)	—	100%	100%	(326)	—	100%	100%
Deferred revenue fair value adjustment	—	325	(100)%	(100)%	—	650	(100)%	(100)%
Unwinding of deferred consideration	556	—	100%	100%	1,239	211	487%	448%
Foreign currency translation losses (gains), net	188	(4,031)	(105)%	(105)%	(13)	(7,799)	(100)%	(100)%
Cash flow hedge - ineffective portion of changes in fair value – (gain) loss	(30)	11	373%	373%	—	11	(100)%	(100)%
Other finance results	158	199	(21)%	(22)%	325	321	1%	(6)%
Restructuring costs	3,223	—	100%	100%	3,299	—	100%	100%
Acquisition related costs (1)	—	378	(100)%	(100)%	—	703	(100)%	(100)%
Employees' bonuses related to acquisition	382	590	(35)%	(37)%	662	590	12%	5%
Adjusted EBITDA	7,654	13,678	(44)%	(45)%	16,655	29,542	(44)%	(47)%
__________
(1) The acquisition costs are related to completed and prospective business combinations of the Company.

Below is the Adjusted EBITDA Margin calculation for the period specified stated in the Company's reporting currency and constant currency (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2026	2025	%	%	2026	2025	%	%
	(USD in thousands, except margin)				(in thousands USD, except margin)
Revenue	37,764	39,594	(5)%	(6)%	78,204	80,229	(3)%	(9)%
Adjusted EBITDA	7,654	13,678	(44)%	(45)%	16,655	29,542	(44)%	(47)%
Adjusted EBITDA Margin	20%	35%			21%	37%

In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.

Free Cash Flow and Adjusted Free Cash Flow

Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities adjusted for cash flows related to acquisitions less capital expenditures. Capital expenditures for Free Cash Flow are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions.
Adjusted Free Cash Flow is a non-IFRS liquidity financial measure defined as Free Cash Flow adjusted to exclude the effect of certain non recurring payments.

We believe Free Cash Flow and Adjusted Free Cash Flow are useful to our management team as measures of financial performance as they measure our ability to generate additional cash from our operations. While we use Free Cash Flow and Adjusted Free Cash Flow as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow and Adjusted Free Cash Flow are substitutes for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow and Adjusted Free Cash Flow are not intended to be considered in isolation or as substitutes for any measures prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow and Adjusted Free Cash Flow as compared to IFRS metrics is that Free Cash Flow and Adjusted Free Cash Flow do not represent residual cash flows available for discretionary expenditures because these measures do not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow and Adjusted Free Cash Flow as we define them also may not be comparable to similarly titled measures used by other companies in our industry.

Below is a reconciliation to Free Cash Flow and Adjusted Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified (unaudited):

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2026	2025	%	2026	2025	%
	(in thousands USD, unaudited)			(USD in thousands, unaudited)
Cash flows generated by operating activities	1,788	9,356	(81)%	2,702	18,140	(85)%
Adjustment for items presented in operating activities:
Payment of deferred consideration in relation to business combination	7,611	—	100%	9,784	—	100%
Adjustment for items presenting in investing activities:
Capital Expenditures
Acquisition of property and equipment	(140)	(226)	(38)%	(226)	(537)	(58)%
Capitalization of development costs	(1,176)	(964)	22%	(2,489)	(1,791)	39%
Free Cash Flow	8,083	8,166	(1)%	9,771	15,812	(38)%
Payment of transaction bonus (1)	448	—	100%	2,813	—	100%
Tax and other (receipts) payments in relation to acquisition	—	—	—%	(173)	3,323	(105)%
Payment of restructuring costs (2)	1,110	—	100%	1,110	—	100%
Adjusted Free Cash Flow	9,641	8,166	18%	13,521	19,135	(29)%
(1) Non-recurring transaction bonus paid in relation to the OddsJam Acquisition. See our interim condensed consolidated financial statements and related notes for further details.
(2) Represents $1.1 million of non-recurring restructuring costs paid in relation to the workforce restructuring. See our interim condensed consolidated financial statements and related notes for further details.